Exhibit 99.2

Western Copper Corporation
(an exploration stage company)

Annual Consolidated Financial Statements
DECEMBER 31, 2010

(expressed in Canadian dollars)

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements of the Company have been prepared by management in accordance with accounting principles generally accepted in Canada and reconciled to accounting principles generally accepted in the United States as set out in note 15 and contain estimates based on management’s judgment.

Management maintains an appropriate system of internal control to provide reasonable assurance that assets are safeguarded, transactions are properly authorized and recorded, and proper records are maintained. Further information on the company’s internal control over financial reporting and its disclosure controls is available in management’s report on internal control, which follows.

The Audit Committee of the Board of Directors has met with the Company’s independent auditors to review the scope and results of the annual audit and to review the consolidated financial statements and related financial reporting matters prior to submitting the consolidated financial statements to the Board of Directors for approval.

The Company’s independent auditors, PricewaterhouseCoopers LLP, have audited the Company’s consolidated financial statements on behalf of the shareholders and their report follows.

/s/ Julien François	/s/ Dale Corman

Julien François	Dale Corman
Chief Financial Officer	Chief Executive Officer

March 24, 2011

Management’s Report on Internal Control over Financial Reporting

The management of Western Copper Corporation is responsible for establishing and maintaining an adequate internal control over financial reporting. The Securities and Exchange Act of 1934 in Rule 13a-15(f) and 15d-15(f) defines this as a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, and includes those policies and procedures that:

  Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transaction and dispositions of the assets of the Company;
  Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of Company; and
  Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisitions, use or disposition of the Company’s assets that may have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company’s internal control over financial reporting as at December 31, 2010. In making this assessment, the Company’s management used the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in its Internal Control-Integrated Framework.

During the year ended December 31, 2010, and to the date of this report, there has been no change to internal controls that would have a material effect on internal controls over financial reporting.

Based on our assessment, management has concluded that, as at December 31, 2010, the Company‘s internal control over financial reporting was not effective due to the existence of a material weakness. A material weakness existed in the design of internal control over financial reporting caused by a lack of adequate segregation of duties in the financial close process. The Chief Financial Officer is responsible for preparing, authorizing, and reviewing information that is key to the preparation of financial reports. He is also responsible for preparing and reviewing the resulting financial reports. This weakness has the potential to result in material misstatements in the Company’s financial statements, and should also be considered a material weakness in its disclosure controls and procedures.

Management has concluded, and the Audit Committee has agreed that taking into account the present stage of Western Copper’s development, the Company does not have sufficient size and scale to warrant the hiring of additional staff to correct the weakness at this time.

The effectiveness of the Company’s internal control over financial reporting has been audited by the independent auditors, PricewaterhouseCoopers LLP, as stated in their attestation report, which is included herein.

/s/ Julien François	/s/ Dale Corman

Julien François	Dale Corman
Chief Financial Officer	Chief Executive Officer

March 24, 2011

Independent Auditor’s Report

To the Shareholders of Western Copper Corporation

We have completed integrated audits of Western Copper Corporation’s 2010, 2009 and 2008 consolidated financial statements and an audit of the effectiveness of internal control over financial reporting as at December 31, 2010. Our opinions, based on our audits, are presented below.

Report on the consolidated financial statements
We have audited the accompanying consolidated financial statements of Western Copper Corporation, which comprise the consolidated balance sheets as at December 31, 2010 and December 31, 2009 and the consolidated statements of loss and comprehensive loss, cash flow and shareholders’ equity for each of the years in the three year period ended December 31, 2010, and the related notes.

Management’s responsibility for the consolidated financial statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Western Copper Corporation as at December 31, 2010 and December 31, 2009 and the results of its operations and cash flows for each of the years in the three year period ended December 31, 2010 in accordance with Canadian generally accepted accounting principles.

Report on internal control over financial reporting
We have also audited Western Copper Corporation’s internal control over financial reporting as at December 31, 2010, based on criteria established in Internal Control - Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management’s responsibility for internal control over financial reporting
Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in Management’s Report on Internal Control over Financial Reporting.

Auditor’s responsibility
Our responsibility is to express an opinion on Western Copper Corporation’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control, based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.

We believe that our audit provides a reasonable basis for our audit opinion on Western Copper Corporation’s internal control over financial reporting.

Definition of internal control over financial reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Inherent limitations
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Opinion
A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual financial statements will not be prevented or detected on a timely basis. As at December 31, 2010 a material weakness, relating to a lack of segregation of duties in the financial accounting process was identified, as described in Management’s Report on Internal Control over Financial Reporting.

We considered this material weakness in determining the nature, timing, and extent of audit tests applied in our audit of the December 31, 2010 consolidated financial statements, and our opinion regarding the effectiveness of Western Copper Corporation’s internal control over financial reporting does not affect our opinion on those consolidated financial statements.

In our opinion, Western Copper Corporation did not maintain, in all material respects, effective internal control over financial reporting as at December 31, 2010 based on criteria established in Internal Control - Integrated Framework issued by the COSO.

We do not express an opinion or any form of assurance on management’s conclusion as to whether the hiring of additional staff is warranted as included in Management’s Report on Internal Control over Financial Reporting.

/s/ PricewaterhouseCoopers LLP

Chartered Accountants

March 24, 2011

Western Copper Corporation	CONSOLIDATED FINANCIAL STATEMENTS
An exploration stage company	YEAR ENDED DECEMBER 31, 2010

CONSOLIDATED BALANCE SHEETS

		December 31, 2010	December 31, 2009
Expressed in Canadian dollars		$	$

ASSETS	Note

CURRENT ASSETS
Cash and cash equivalents	-	1,630,698	3,436,131
Short-term investments	3	22,006,197	10,231,048
Other receivables	-	131,914	83,833
Prepaid expenses	-	56,638	44,714

CURRENT ASSETS		23,825,447	13,795,726

RECLAMATION BOND	5	80,300	80,300

PROPERTY AND EQUIPMENT	4	141,383	209,506

MINERAL PROPERTIES	5	85,330,161	72,790,644

ASSETS		109,377,291	86,876,176

LIABILITIES

CURRENT LIABILITIES
Accounts Payable and Accrued Liabilities	-	1,240,539	1,097,409

FUTURE INCOME TAX	14	12,472,501	9,661,846

LIABILITIES		13,713,040	10,759,255

SHAREHOLDERS’ EQUITY

SHARE CAPITAL	6	97,086,083	78,252,251
CONTRIBUTED SURPLUS	-	29,411,940	25,921,463
DEFICIT	-	(30,833,772)	(28,056,793)

SHAREHOLDERS’ EQUITY		95,664,251	76,116,921

LIABILITIES + SHAREHOLDERS’ EQUITY		109,377,291	86,876,176

Commitments	9

Approved by the Board of Directors

/s/ Robert Gayton	/s/ Dale Corman

Robert Gayton	Dale Corman
Chairman of the Audit Committee	Director

The accompanying notes are an integral part of these financial statements	- 8 -

Western Copper Corporation	CONSOLIDATED FINANCIAL STATEMENTS
An exploration stage company	YEAR ENDED DECEMBER 31, 2010

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

For the year ended December 31,		2010	2009	2008
Expressed in Canadian dollars		$	$	$

	Note
ADMINISTRATIVE EXPENSES
Accounting and legal	-	173,422	196,078	400,035
Filing and regulatory fees	-	80,882	72,728	78,101
Office and administration	-	2,116,235	1,800,325	1,921,138
Shareholder communication	-	462,391	414,303	354,521

LOSS BEFORE TAXES AND OTHER ITEMS		2,832,930	2,483,434	2,753,795

OTHER ITEMS
Foreign exchange	-	1,735	10,786	51,731
Interest income	-	(57,686)	(238,166)	(599,575)
Write-off of mineral properties	5e	-	-	405,001

LOSS BEFORE TAXES		2,776,979	2,256,054	2,610,952

Future income tax recovery	14	-	(395,897)	(451,703)

LOSS AND COMPREHENSIVE LOSS		2,776,979	1,860,157	2,159,249

BASIC AND DILUTED LOSS PER SHARE		0.03	0.02	0.03

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING		81,128,926	74,897,792	72,792,941

The accompanying notes are an integral part of these financial statements	- 9 -

Western Copper Corporation	CONSOLIDATED FINANCIAL STATEMENTS
An exploration stage company	YEAR ENDED DECEMBER 31, 2010

CONSOLIDATED STATEMENTS OF CASH FLOW

For the year ended December 31,		2010	2009	2008
Expressed in Canadian dollars		$	$	$

Cash flows provided by (used in)	Note

OPERATING ACTIVITIES

Loss for the year	-	(2,776,979)	(1,860,157)	(2,159,249)

ITEMS NOT AFFECTING CASH
Amortization	-	13,417	33,336	39,603
Donation of common shares	6c	117,900	-	-
Future income tax recovery	14	-	(395,897)	(451,703)
Stock-based compensation	8	416,877	349,398	425,816
Write-off of mineral properties	5e	-	-	405,001
ITEMS NOT AFFECTING CASH		548,194	(13,163)	418,717

Change in non-cash working capital items	13	(110,363)	79,845	4,815

OPERATING ACTIVITIES		(2,339,148)	(1,793,475)	(1,735,717)

FINANCING ACTIVITIES

Issuance of common shares and warrants	6	23,018,975	9,375,000	-
Share issuance costs	-	(1,384,514)	(776,422)	-
Exercise of warrants	7	2,455,000	251,250	-
Exercise of stock options	7	694,743	106,583	500

FINANCING ACTIVITIES		24,784,204	8,956,411	500

INVESTING ACTIVITIES

Purchase of short-term investments	-	(11,775,000)	(2,225,000)	(8,000,000)
Mineral property expenditures	-	(12,475,489)	(6,539,009)	(8,653,293)
Acquisition of property and equipment	-	-	-	(301,233)

INVESTING ACTIVITIES		(24,250,489)	(8,764,009)	(16,954,526)

DECREASE IN CASH AND CASH EQUIVALENTS		(1,805,433)	(1,601,073)	(18,689,743)

Cash and cash equivalents – Beginning		3,436,131	5,037,204	23,726,947

CASH AND CASH EQUIVALENTS - ENDING		1,630,698	3,436,131	5,037,204

The accompanying notes are an integral part of these financial statements	- 10 -

Western Copper Corporation	CONSOLIDATED FINANCIAL STATEMENTS
An exploration stage company	YEAR ENDED DECEMBER 31, 2010

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	Number of	Amount	Contributed	Deficit	Shareholders’
	Shares		Surplus		Equity
Expressed in Canadian dollars		$	$	$	$

DECEMBER 31, 2007	72,769,036	71,883,630	22,091,594	(24,037,387)	69,937,837

Exercise of stock options	50,000	500	-	-	500
Transfer of value on exercise of stock options	-	67,000	(67,000)	-	-
Stock-based compensation	-	-	674,391	-	674,391
Loss and comprehensive loss	-	-	-	(2,159,249)	(2,159,249)

DECEMBER 31, 2008	72,819,036	71,951,130	22,698,985	(26,196,636)	68,453,479

Private placement – July 10	4,000,000	4,000,000	-	-	4,000,000
Issuance costs	-	(355,320)	-	-	(355,320)
Agent warrants	-	(114,960)	114,960	-	-
Investor warrants	-	(813,200)	813,200	-	-
Private placement – December 4	2,150,000	5,375,000	-	-	5,375,000
Issuance costs	-	(421,102)	-	-	(421,102)
Agent warrants	-	(89,440)	89,440	-	-
Investor warrants	-	(1,848,495)	1,848,495	-	-
Exercise of warrants	201,000	251,250	-	-	251,250
Transfer of value on exercise of warrants	-	96,279	(96,279)	-	-
Exercise of stock options	105,000	106,583	-	-	106,583
Transfer of value on exercise of stock options	-	114,526	(114,526)	-	-
Stock-based compensation	-	-	567,188	-	567,188
Loss and comprehensive loss	-	-	-	(1,860,157)	(1,860,157)

DECEMBER 31, 2009	79,275,036	78,252,251	25,921,463	(28,056,793)	76,116,921

Financing – December 22	9,395,500	23,018,975	-	-	23,018,975
Issuance costs	-	(1,700,012)	-	-	(1,700,012)
Warrants	-	(4,476,983)	4,476,983	-	-
Donation of common shares	90,000	117,900	-	-	117,900
Issuance costs	-	(2,217)	-	-	(2,217)
Future income tax liability recorded pursuant to 2009 flow-through financings	-	(2,810,655)	-	-	(2,810,655)
Exercise of warrants	1,964,000	2,455,000	-	-	2,455,000
Transfer of value on exercise of warrants	-	801,386	(801,386)	-	-
Exercise of stock options	763,300	694,743	-	-	694,743
Transfer of value on exercise of stock options	-	735,695	(735,695)	-	-
Stock-based compensation	-	-	550,575	-	550,575
Loss and comprehensive loss	-	-	-	(2,776,979)	(2,776,979)
DECEMBER 31, 2010	91,487,836	97,086,083	29,411,940	(30,833,772)	95,664,251

The accompanying notes are an integral part of these financial statements	- 11 -

Western Copper Corporation	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
An exploration stage company	YEAR ENDED DECEMBER 31, 2010

1.	NATURE OF OPERATIONS

Western Copper Corporation (“Western Copper” or the “Company”) is a mineral exploration company with a primary focus of advancing its mineral properties towards production. All of Western Copper’s mineral properties are located in Canada.

To date, the Company has not earned any production revenue. The recoverability of the amounts shown for mineral property assets is dependent upon the existence of economically recoverable reserves and the Company’s ability to secure and maintain title and beneficial interest in the properties, to obtain the necessary financing to continue the exploration and future development of the properties, or to realize the carrying amount through a sale.

2.	ACCOUNTING POLICIES

a.	Significant accounting policies

The Company’s consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada. As described in note 15, these principles differ in certain material respects from accounting principles generally accepted in the United States.

i)	Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the related notes. Significant areas where management’s judgment is applied include the assessment of impairment to the carrying value of mineral properties, the determination of the likelihood that future income tax benefits can be realized, the assumptions used to calculate the fair value of warrants and stock options, amounts and likelihood of contingent liabilities, and the cost allocation methodologies used to determine results of operations, the value of financing components, and the value of purchased assets. Actual results could differ from the estimates by a material amount.

ii)	Principles of consolidation

These consolidated financial statements include the accounts of the Company and its wholly- owned subsidiaries: Carmacks Copper Ltd., Lurprop Holdings Inc., CRS Copper Resources Corp., Moraga Resources Ltd., and Minera Costa de Plata S.A. de C.V. All intercompany transactions and balances have been eliminated.

iii)	Cash and cash equivalents

Cash and cash equivalents comprise cash deposits held at banks and highly liquid investments with original maturity dates that are less than 90 days from the date of acquisition.

iv)	Short-term investments

Short-term investments comprise investments with original maturity dates that are greater than 90 days but no more than one year from the date of acquisition.

Western Copper Corporation	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
An exploration stage company	YEAR ENDED DECEMBER 31, 2010

v)	Property and equipment

Property and equipment are carried at cost less accumulated amortization. Amortization is provided on a straight-line basis over the estimated useful lives of the assets.

Computer equipment	5 years
Field equipment	5 years
Furniture and office equipment	5 years
Leasehold improvements	over the term of the lease
Vehicles	3 years

vi)	Mineral properties

Direct costs related to the acquisition, exploration, and development of mineral properties owned or controlled by the Company are deferred on an individual property basis until the viability of a property is determined or until the property is sold, abandoned, placed into production or determined to be impaired. Administration costs and general exploration costs are expensed as incurred. If a property is placed into commercial production, deferred costs will be amortized using the unit-of production method based on proven and probable reserves. The carrying amount for mineral properties represents costs net of write-downs to date and does not necessarily reflect present or future values. Recovery of capitalized costs is dependent on successful development of economic mining operations or the disposition of the related mineral properties.

Cost recoveries, including tax credits and funds received as part of government assistance programs, are recognized as a reduction in the carrying value of the related asset when the money is more likely than not to be received. If the applicable property has been written-off, the amount received is recorded as a credit to the statement of loss in the period in which the payment is more likely than not to be received.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers, or title may be affected by undetected defects.

vii)	Impairment of long-lived assets

The Company reviews the carrying value of mineral properties when there are events or changes in circumstances that may indicate impairment. Where estimates of future cash flows are available, an impairment charge is recorded if the undiscounted future net cash flows expected to be earned from the property are less than the carrying amount. Reductions in the carrying value of properties are recorded to the extent the net book value of the property exceeds management’s estimate of fair values.

Fair value is determined with reference to discounted estimated future cash flow analysis or on recent transactions involving dispositions of similar properties.

The estimated cash flows used to assess recoverability of certain of the Company’s mineral property carrying values are developed using management’s projections for long-term average copper, gold and molybdenum prices, recoverable reserves, operating costs, capital expenditures, reclamation costs, and applicable foreign currency exchange rates. Management makes estimates relating to current and future market conditions. There are inherent uncertainties related to these factors and management’s judgment when using them to assess mineral property recoverability.

Western Copper Corporation	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
An exploration stage company	YEAR ENDED DECEMBER 31, 2010

The Company believes that the estimates applied in the impairment assessment are reasonable; however such estimates are subject to significant uncertainties and judgments. Although management has made its best estimate of these factors based on current conditions, it is possible that the underlying assumptions can change significantly and impairment charges may be required in future periods. Such charges could be material.

viii)	Asset retirement obligation

The fair value of a liability for an asset retirement obligation (“ARO’s”), such as site closure and reclamation costs, is recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The Company is required to record the estimated present value of future cash flows associated with site closure and reclamation as a long-term liability and increase the carrying value of the related assets for that amount. Subsequently, these asset retirement costs will be amortized to expense over the life of the related assets. At the end of each period, the liability is revised to reflect the passage of time and changes in the estimated future cash flows underlying any initial fair value measurements.

ix)	Translation of foreign currency

Monetary assets and liabilities are translated into Canadian dollars using period-end exchange rates. Non-monetary items are translated at rates prevailing at acquisition or transaction dates. Expense and other items are translated into Canadian dollars at the rate of exchange in effect at the date of the related transaction. All exchange gains or losses arising on translation are included in results of operations.

x)	Income taxes

Income taxes are calculated using the liability method of accounting. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates and laws that are expected to apply when the temporary differences are likely to reverse. When the future realization of income tax assets does not meet the test of being more likely than not to be realized, a valuation allowance in the amount of the potential future benefit is recorded and no net asset is recognized.

xi)	Loss per share

Loss per share is calculated using the weighted average number of common shares outstanding during the year. Basic and diluted loss per share is the same as the effect of the exercise of outstanding stock options and warrants would be anti-dilutive.

xii)	Stock-based compensation

The Company uses the fair value method of accounting for the cost of stock-based compensation granted to employees, directors, and others. The fair value of stock-based compensation awards is determined at the time of grant using the Black-Scholes option pricing model.

Western Copper Corporation	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
An exploration stage company	YEAR ENDED DECEMBER 31, 2010

The costs are charged to the statement of loss or, if appropriate, are capitalized to mineral properties over the stock option vesting period with a corresponding increase to contributed surplus. The Company’s allocation of stock-based compensation is consistent with its treatment of other types of compensation for each recipient.

When stock options are exercised, the consideration paid together with the amount previously recognized in contributed surplus is recorded as an increase to share capital. In the event that stock options are forfeited prior to vesting, the associated fair value recorded to date is reversed from the statement of loss or balance sheet item to which the fair value was originally charged in the period in which the stock options are forfeited. The fair value of any vested stock options that expire remains in contributed surplus.

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options and/or warrants granted and/or vested during the period.

xiii)	Share Capital

The Company records proceeds from share issuances net of issue costs. Shares issued for consideration other than cash are valued at the market price on the date of issue.

xiv)	Valuation of equity units issued as part of a financing

The Company has adopted a pro rata basis method for the measurement of shares and warrants issued as units in financing arrangements. The pro rata basis method requires that gross proceeds and related share issuance costs be allocated to the common shares and the warrants based on the relative fair value of each component.

The fair value of the common shares is based on the closing price on the closing date of the transaction and the fair value of the warrants is determined on the closing date of the transaction using the Black-Scholes option pricing model.

The fair value attributed to the warrants is recorded as contributed surplus. If the warrants are exercised, the value attributable to the warrants is transferred to share capital.

xv)	Flow-through common shares

Under the Canadian Income Tax Act, an enterprise may issue securities referred to as flow- through shares. These instruments permit the Company to renounce, or transfer to the investor the tax deductions associated with an equal value of qualifying resource expenditures. The Company records a future income tax liability on the date that the Company files the renouncement documents with the tax authorities, provided that there is reasonable assurance that the expenditures will be made. At the time of recognition of the future income tax liability, an offsetting reduction to share capital is made.

xvi)	Related party transactions

Related party transactions are measured at the exchange amount.

Western Copper Corporation	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
An exploration stage company	YEAR ENDED DECEMBER 31, 2010

xvii)	Financial instruments

	(1)	Designation

Western Copper has designated its financial instruments as follows:

Cash and cash equivalents, short-term investments, and reclamation bonds are classified as “Held-for-Trading” and are recorded at their fair value with changes in fair value recorded in the statement of loss;

Other receivables are classified as “Loans and Receivables”. These financial assets are recorded at their amortized cost using the effective interest method; and

Accounts payable and accrued liabilities are classified as “Other Financial Liabilities”. These financial liabilities are recorded at their amortized cost using the effective interest method.

	(2)	Fair value

Due to the short-term nature of other receivables and accounts payable and accrued liabilities, the Company estimates that their carrying value approximates their fair value.

b.	Change in accounting policies

The Company elected to adopt the following standards effective January 1, 2010 so that its accounting policies are more closely aligned with International Financial Reporting Standards for the year ending December 31, 2010.

	i)	Business combinations

Section 1582, Business Combinations, replaces Section 1581, Business Combinations and establishes standards for the accounting for business combinations. It provides the Canadian equivalent to International Financial Reporting Standard IFRS 3, Business Combinations. The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period after adoption.

	ii)	Consolidated financial statements and non-controlling interests

Section 1601, Consolidated Financial Statements, and Section 1602, Non-Controlling Interests, replace Section 1600, Consolidated Financial Statements. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of International Financial Reporting Standard IAS 27, Consolidated and Separate Financial Statements. The adoption of this standard had no effect on the Company’s financial statements.

Western Copper Corporation	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
An exploration stage company	YEAR ENDED DECEMBER 31, 2010

3.	SHORT-TERM INVESTMENTS

	December 31, 2010	December 31, 2009
Expressed in Canadian dollars	$	$

Guaranteed Investment Certificates	22,000,000	10,225,000
Accrued interest	6,197	6,048

SHORT-TERM INVESTMENTS	22,006,197	10,231,048

Short-term investments consist of Guaranteed Investment Certificates held with Canadian chartered banks. All certificates are redeemable in full or in portion at the Company’s option without penalty. Interest is paid when investments are redeemed subsequent to 30 days from the date of acquisition. Short-term investments held at December 31, 2010 bear an interest rate of 1.3% .

4.	PROPERTY AND EQUIPMENT

	December 31, 2010
	Cost	Accumulated	Net book
		amortization	value
Expressed in Canadian dollars	$	$	$

Computer equipment	69,634	69,634	-
Field equipment	273,534	136,767	136,767
Furniture and office equipment	24,486	24,486	-
Leasehold improvements	63,203	63,203	-
Vehicles	27,699	23,083	4,616

PROPERTY AND EQUIPMENT	458,556	317,173	141,383

	December 31, 2009
	Cost	Accumulated	Net book
		amortization	value
Expressed in Canadian dollars	$	$	$

Computer equipment	69,634	67,461	2,173
Field equipment	273,534	82,061	191,473
Furniture and office equipment	24,486	22,475	2,011
Leasehold improvements	63,203	63,203	-
Vehicles	27,699	13,850	13,849

PROPERTY AND EQUIPMENT	458,556	249,050	209,506

Western Copper Corporation	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
An exploration stage company	YEAR ENDED DECEMBER 31, 2010

5.	MINERAL PROPERTIES

	Canada
	Yukon		British	Northwest
			Columbia	Territories
	Casino	Carmacks	Island Copper	Redstone	TOTAL
Expressed in Canadian dollars	$	$	$	$	$

DECEMBER 31, 2008	20,821,505	14,645,143	18,088,325	12,147,609	65,702,582

Advance royalty	-	100,000	-	-	100,000
Claims maintenance	10,363	4,408	-	40,199	54,970
Detailed engineering	-	93,945	-	-	93,945
Engineering studies	112,991	1,470	-	-	114,461
Exploration	3,711,996	-	(331,310)	161,970	3,542,656
Future income tax	46,434	42,427	-	3,767	92,628
Permitting	1,652,334	673,916	-	2,162	2,328,412
Reclamation obligation	-	80,300	-	-	80,300
Salary and wages	224,775	215,625	-	22,500	462,900
Stock-based compensation	108,346	98,997	-	10,447	217,790

DECEMBER 31, 2009	26,688,744	15,956,231	17,757,015	12,388,654	72,790,644

Advance royalty	-	100,000	-	-	100,000
Claims maintenance	25,151	210	-	65,099	90,460
Detailed engineering	-	48,940	-	-	48,940
Engineering studies	1,251,250	-	-	-	1,251,250
Exploration	6,187,151	-	29,101	252,643	6,468,895
Permitting	3,255,525	777,806	-	-	4,033,331
Salary and wages	269,290	143,653	-	-	412,943
Stock-based compensation	97,746	35,952	-	-	133,698
DECEMBER 31, 2010	37,774,857	17,062,792	17,786,116	12,706,396	85,330,161

a.	Casino (100% - Yukon, Canada)

The Casino porphyry copper-gold-molybdenum property is located in west-central Yukon, Canada.

Should it make a production decision, Western Copper is required to make a cash payment of $1 million. Production on the claims is also subject to a 5% net profits interest.

b.	Carmacks (100% - Yukon, Canada)

The Carmacks Copper Project is an oxide copper deposit that is located in Yukon, Canada.

Western Copper Corporation	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
An exploration stage company	YEAR ENDED DECEMBER 31, 2010

In April 2009, the Company obtained the Quartz Mining License relating to the Carmacks Copper Project. As a result, Western Copper was required to provide security in the amount of $80,300 representing the estimated reclamation cost for work performed to date on the property. The Company holds a Guaranteed Investment Certificate in this amount in safekeeping for the Yukon Government. The security will be released once Western Copper performs its obligations pursuant to the Quartz Mining License.

Any production from the Carmacks Copper Project is subject to either a 15% net profits interest or a 3% net smelter royalty, at Western Copper’s election. If Western Copper elects the net smelter royalty, it has the right to purchase the royalty for $2.5 million, less any advance royalty payments made to that date. The Company is required to make an advance royalty payment of $100,000 in any year in which the average daily copper price reported by the London Metal Exchange is US$1.10 per pound or greater. At December 31, 2010, Western Copper had made $700,000 in advance royalty payments and had accrued the amount relating to 2010.

c.	Island Copper (100% - British Columbia, Canada)

The Island Copper property consists of three blocks of mineral claims located on northern Vancouver Island. The mineral claim blocks are referred to as the Hushamu claims, the Apple Bay claims, and the Rupert Block.

Should a production decision be made on the Hushamu claims, Western Copper is required to make a cash payment of $1 million to an unrelated third party within 60 days of the production decision. These mineral claims are also subject to a 10% net profits interest.

Should a production decision be made on the Apple Bay claims, Western Copper is required to pay $800,000 in cash or in Western Copper stock to Electra Gold Ltd. (“Electra”). The payment method is at the election of Western Copper. Electra maintains the right to explore the Apple Bay claims for non-metallic minerals.

The Island Copper property had been under option since 2008. On July 15, 2010, Kobex Minerals Inc. terminated its rights to earn-in on the property.

d.	Redstone (100% - Northwest Territories, Canada)

The Redstone property comprises mining leases and mineral claims located in the Northwest Territories. Should production be achieved on the mining leases, the revenue will be subject to a net smelter royalty of between 3-4% depending on the monthly average of the final daily spot price of copper reported on the New York Commodities Exchange relating to each production month, as follows:

3% if the price is less than, or equal to US$0.75 per pound;
3.5% if the price is greater than US$0.75 per pound, but less than or equal to US$1.00 per pound; and
4% if the price is greater than US$1.00 per pound.

e.	Sierra Almoloya (100% - Chihuahua, Mexico)

In 2008, the Company re-evaluated the property and decided to abandon the claims. As a result, Western Copper wrote-off all costs capitalized relating to Sierra Almoloya.

Western Copper Corporation	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
An exploration stage company	YEAR ENDED DECEMBER 31, 2010

6.	SHARE CAPITAL

a.	Share capital

Authorized	Unlimited Class A voting shares with a par value of $0.00001
Unlimited common shares without par value
Unlimited number of preferred shares without par value

Issued and outstanding	91,487,836 common shares

b.	Financing

On December 22, 2010, Western Copper issued 9,395,500 units at a price of $2.45. Each unit comprised one common share of the Company and half of one warrant. Each whole warrant is exercisable for one common share of the Company at a price of $3.45 and expires on December 22, 2012. The agent was paid a cash commission equal to 6.0% of gross proceeds.

The fair value assigned to the warrants was $4,476,983. The fair value of the warrants was calculated using the Black-Scholes option pricing model and was based on the following assumptions:

Expected stock price volatility	114%
Expected term, in years	2.0
Average risk-free interest rate	1.66%
Expected dividend yield	-

On December 4, 2009, Western Copper issued 2,150,000 units at a price of $2.50. Each unit was comprised of one flow-through common share of the Company and one warrant (“investor warrant”). Each warrant is exercisable for one non flow-through common share of the Company at a price of $2.60 per common share and expires three years following closing. If, commencing on the date that is four months plus one day following the closing of the transaction, the weighted average trading price of the Company’s common shares is at a price equal to or greater than $5.00 for twenty consecutive trading days, the Company has the right to accelerate the expiry date of the investor warrants by giving thirty days written notice to the holder.

The agent received a cash commission equal to 6.0% of the gross proceeds and that number of warrants (“agent warrants”) which is equal to 4.0% of the number of units sold. Each agent warrant is exercisable for one non flow-through common share of the Company at a price of $2.50 per common share and expires two years following closing. If, commencing on the date that is four months plus one day following the closing of the transaction, the weighted average trading price of the Company’s common shares is at a price equal to or greater than $4.00 for a period of fifteen consecutive trading days, the Company has the right to accelerate the expiry date of the agent’s warrants by giving thirty days written notice to the agent.

The fair value assigned to the agent warrants was $89,440. The fair value was calculated using the Black-Scholes option pricing model on the closing date of the transaction based on the following assumptions:

Expected stock price volatility	132%
Expected term, in years	2.0
Average risk-free interest rate	1.27%
Expected dividend yield	-

Western Copper Corporation	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
An exploration stage company	YEAR ENDED DECEMBER 31, 2010

The fair value assigned to the investor warrants was $1,848,495. The fair value of the investor warrants was calculated using the Black-Scholes option pricing model and was based on the following assumptions:

Expected stock price volatility	114%
Expected term, in years	3.0
Average risk-free interest rate	1.73%
Expected dividend yield	-

On July 10, 2009, Western Copper issued 4,000,000 units at a price of $1.00. Each unit comprised of one flow-through common share of the Company and half of one warrant. Each whole warrant (“investor warrant”) is exercisable for one non flow-through common share of the Company at a price of $1.25 per common share and expires three years following closing. If, commencing on the date that is four months plus one day following the closing of the transaction, the weighted average trading price of the Company’s common shares is at a price equal to or greater than $2.00 for a period of twenty trading days, the Company has the right to accelerate the expiry date of the investor warrants by giving thirty days written notice to the holder.

The agent received a cash commission equal to 6.0% of the gross proceeds and that number of warrants (“agent warrants”) which is equal to 6.0% of the number of units sold. Each agent warrant is exercisable for one non flow-through common share of the Company at a price of $1.25 per common share and expires two years following closing. If, commencing on the date that is four months plus one day following the closing of the transaction, the weighted average trading price of the Company’s common shares is at a price equal to or greater than $1.75 for a period of fifteen consecutive trading days, the Company has the right to accelerate the expiry date of the agent’s warrants by giving thirty days written notice to the agent.

The fair value assigned to the agent warrants is $114,960. The fair value was calculated using the Black-Scholes option pricing model on the closing date of the transaction based on the following assumptions:

Expected stock price volatility	110%
Expected term, in years	2.0
Average risk-free interest rate	1.33%
Expected dividend yield	-

The fair value assigned to the investor warrants was $813,200. The fair value of the investor warrants was calculated using the Black-Scholes option pricing model and was based on the following assumptions:

Expected stock price volatility	127%
Expected term, in years	3.0
Average risk-free interest rate	1.33%
Expected dividend yield	-

c.	Donation of common shares

On February 19, 2010, Western Copper issued and donated 90,000 common shares to the University of British Columbia. Western Copper recorded a total of $117,900 as a donation expense.

Western Copper Corporation	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
An exploration stage company	YEAR ENDED DECEMBER 31, 2010

7.	WARRANTS AND STOCK OPTIONS

	a.	Warrants

A summary of the Company’s warrants outstanding at December 31, 2010 and the changes for the year then ended, is presented below:

	Number of	Weighted average
	warrants	exercise price
Expressed in Canadian dollars		$

DECEMBER 31, 2009	4,275,000	1.95

Issued	4,697,750	3.45
Exercised	(1,964,000)	1.25
Expired	(75,000)	1.25
DECEMBER 31, 2010	6,933,750	3.17

Warrants outstanding at December 31, 2010 are as follows:

Warrants outstanding,	Number of	Average remaining
by exercise price	warrants	contractual life

Expressed in Canadian dollars		years

$2.50	86,000	0.93
$2.60	2,150,000	1.93
$3.45	4,697,750	1.98
DECEMBER 31, 2010	6,933,750	1.95

b.	Stock options

Based on the Company’s Stock Option Plan, the Company may issue stock options for the purchase of up to 10% of issued capital. The exercise price of the stock options shall be greater than, or equal to, the market value of the Company’s common shares on the last trading day immediately preceding the date of grant. Stock options vest over a two year period from the date of grant unless otherwise determined by the directors. The maximum stock option term is 10 years. At December 31, 2010, the Company could issue an additional 4,945,449 stock options.

Western Copper Corporation	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
An exploration stage company	YEAR ENDED DECEMBER 31, 2010

A summary of the Company’s stock options outstanding at December 31, 2010 and the changes for the year then ended, is presented below:

	Number of	Weighted average
	Stock options	exercise price
Expressed in Canadian dollars		$

DECEMBER 31, 2009	4,136,834	1.39

Granted	970,000	1.05
Exercised	(763,300)	0.91
Expired	(100,000)	1.50
Forfeited	(40,200)	0.60
DECEMBER 31, 2010	4,203,334	1.41

Stock options outstanding at December 31, 2010 are as follows:

Stock options outstanding,	Number of	Weighted average	Average
by exercise price	stock options	exercise price	remaining
			contractual life
Expressed in Canadian dollars		$	years

$0.60 - 0.97	1,435,000	0.75	3.84
$1.25 - 1.90	1,508,334	1.54	2.07
$2.00 - 2.02	1,260,000	2.00	0.64
DECEMBER 31, 2010	4,203,334	1.41	2.24

Of the total stock options outstanding, 2,957,900 were vested and exercisable at December 31, 2010. The weighted average exercise price of vested stock options is $1.57 and the average remaining contractual life is 1.40 years.

Western Copper Corporation	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
An exploration stage company	YEAR ENDED DECEMBER 31, 2010

8.	STOCK-BASED COMPENSATION

Stock-based compensation has been allocated to the following line items:

For the year ended December 31,	2010	2009	2008
Expressed in Canadian dollars	$	$	$

STATEMENT OF LOSS AND
COMPREHENSIVE LOSS

ADMINISTRATIVE EXPENSES
Office and administration	400,875	295,842	389,533
Shareholder communication	16,002	53,556	36,283

	416,877	349,398	425,816

BALANCE SHEET

MINERAL PROPERTIES
Casino	97,746	108,346	122,390
Carmacks	35,952	98,997	122,514
Island Copper	-	-	1,383
Redstone	-	10,447	2,288

	133,698	217,790	248,575

STOCK-BASED COMPENSATION	550,575	567,188	674,391

The Company last granted stock options on November 4, 2010. On that date, Western Copper granted 100,000 stock options to an employee at an exercise price of $1.64 per common share. The fair value assigned to the stock options is $106,747.

On July 16, 2010, Western Copper granted 770,000 stock options to employees, directors, and consultants. The stock options granted on July 16, 2010 have an exercise price of $0.86 per common share. The fair value assigned to the stock options is $448,430.

On March 30, 2010, Western Copper granted 100,000 stock options to a director at an exercise price of $1.90 per common share. The fair value assigned to the stock options was $149,335.

The fair value of stock options granted in 2010 was calculated using the Black-Scholes option pricing model and the following assumptions:

ASSUMPTION	November 4, 2010	July 16, 2010	March 30, 2010

Expected stock price volatility	104%	118%	107%
Expected option term, in years	3.12	2.73	5.00
Average risk-free interest rate	1.57%	1.82%	2.92%
Expected dividend yield	-	-	-

Western Copper Corporation	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
An exploration stage company	YEAR ENDED DECEMBER 31, 2010

9.	COMMITMENTS

The Company has an agreement to lease office space in Vancouver until May 31, 2014. The total amount of payments remaining during the course of the agreement as at December 31, 2010 is $728,239. Of this amount, $210,288 is due within the next twelve months.

The Company has an agreement to lease office space in the Yukon until December 31, 2011. The total amount of payments remaining during the course of the agreement as at December 31, 2010 is $28,635. The entire amount is due within the next twelve months.

Mineral property commitments are described in note 5.

10.	SEGMENTED INFORMATION

	a.	Industry information

The Company operates in one reportable operating segment: the acquisition, exploration, and future development of resource properties.

	b.	Geographic information

All interest is earned in Canada. All non-current assets are held in Canada. The geographical breakdown of mineral properties is shown in note 5.

11.	CAPITAL MANAGEMENT

Western Copper is a mineral exploration company with a primary focus of advancing its mineral properties towards production. Its principal source of funds is the issuance of common shares. The Company considers capital to be equity attributable to common shareholders, comprised of share capital, contributed surplus, and deficit. It is the Company’s objective to safeguard its ability to continue as a going concern so that it can continue to explore and develop its projects.

Western Copper manages its capital structure based on the funds available for its operations and makes adjustments for changes in economic conditions, capital markets and the risk characteristics of the underlying assets. To maintain its objectives, the Company may attempt to issue new shares, seek debt financing, acquire or dispose of assets or change the timing of its planned exploration and development projects. There is no assurance that these initiatives will be successful.

To facilitate the management of its capital, Western Copper prepares annual expenditure budgets and updates them as necessary, depending on various factors, many of which are beyond the Company’s control. The Board of Directors approves all annual budgets and subsequent updates.

The Company monitors its cash position and its short-term investments on a regular basis to determine whether sufficient funds are available to meet its short-term and long-term corporate objectives. The Company also seeks to provide liquidity and limit credit risk by acquiring investments that are guaranteed by Canadian governments or by a Canadian chartered bank and that are redeemable in portion or in full at the Company’s option without penalty.

There was no change in the Company’s approach to capital management during the period. Western Copper has no debt and does not pay dividends. Neither the Company nor any of its subsidiaries is subject to externally imposed capital requirements.

Western Copper Corporation	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
An exploration stage company	YEAR ENDED DECEMBER 31, 2010

12.	FINANCIAL INSTRUMENT RISK

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Company has exposure to credit, liquidity, currency, interest rate and market risks from the use of financial instruments. Financial instruments consist of cash and cash equivalents, short-term investments, other receivables, reclamation bonds, and accounts payable and accrued liabilities.

	a.	Market risk

The Company does not generate cash from its operating activities. Its principal source of funds is the issuance of common shares. It uses the capital raised from the issuance of its common shares to explore and develop its mineral properties with the goal of increasing the price of the Company’s common shares. Western Copper’s common shares are publicly traded. As such, the price of its common shares is susceptible to factors beyond management’s control including, but not limited to, fluctuations in commodity prices and foreign exchange rates and changes in the general market outlook. Should Western Copper require funds during a time when the price of its common shares is depressed, the Company may be required to accept significant dilution to maintain enough liquidity to continue operations or may be unable to raise sufficient capital to meet its obligations. The Company’s contractual obligations are described in note 9.

	b.	Liquidity risk

Liquidity risk is the risk that the Company will be unable to meet its financial obligations as they come due. The Company uses cash forecasts to ensure as far as possible that there is sufficient cash on hand to meet short-term business requirements. Cash is invested in highly liquid investments which are available to discharge obligations when they come due. The Company does not maintain a line of credit.

	c.	Credit risk

Financial instruments that potentially subject the Company to credit risk consist primarily of cash and cash equivalents and short-term investments. These financial instruments are at risk to the extent that the institutions issuing or holding them cannot redeem amounts when they are due or requested. To limit its credit risk, the Company uses a restrictive investment policy. It deposits cash and cash equivalents in Canadian chartered banks and purchases short-term investments that are guaranteed by Canadian governments or by Canadian chartered banks.

	d.	Currency risk

Currency risk is the risk that the Company will lose significant purchasing power to operate its business as a result of changes in currency rates. The Company raises funds in Canadian dollars. The majority of the Company’s expenditures are incurred in Canadian dollars. To limit its exposure to currency risk, the Company maintains the majority of its cash and cash equivalents in Canadian dollars. The Company did not have a material amount of financial instruments denominated in foreign currencies as at December 31, 2010 or December 31, 2009.

Western Copper Corporation	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
An exploration stage company	YEAR ENDED DECEMBER 31, 2010

e.	Interest rate risk

The Company is exposed to interest rate risk on its cash and cash equivalents and its short-term investments to the extent that the institutions that hold or issue those instruments cannot pay the interest earned on them by Western Copper. Potential losses in interest income would not have a material impact on the Company’s results of operations.

13.	SUPPLEMENTAL CASH FLOW INFORMATION

For the year ended December 31,	2010	2009	2008
Expressed in Canadian dollars	$	$	$

CHANGE IN NON-CASH WORKING CAPITAL ITEMS
Accrued interest on short-term investments	(149)	19,114	(25,162)
Other receivables relating to operations	(48,081)	19,400	13,501
Prepaid expenses	(11,924)	6,046	4,316
Accounts payable and accrued liabilities relating to operations	(50,209)	35,285	12,160

CHANGE IN NON-CASH WORKING CAPITAL ITEMS	(110,363)	79,845	4,815

14.	INCOME TAXES

	a.	Income tax balances

The Company has approximately $8.2 million in non-capital losses that may be carried forward to apply against future years’ income for Canadian income tax purposes. The losses expire as follows:

Available to	Amount
Expressed in Canadian dollars	$

2014	89,319
2015	34,373
2024	10,780
2025	48,781
2026	410,941
2027	1,288,583
2028	1,880,692
2029	1,860,492
2030	2,585,586

NON-CAPITAL LOSSES CARRIED FORWARD	8,209,547

The Company has approximately $47.2 million in Canadian Exploration and Development Expenditures (“CEDE”) that are available to reduce future taxable income. CEDE balances do not expire.

Western Copper Corporation	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
An exploration stage company	YEAR ENDED DECEMBER 31, 2010

b.	Statutory rate reconciliation

The current and future income tax expense or recovery reported by the Company differs from the amounts obtained by applying statutory rates to the loss before income tax.

A reconciliation of the income tax provision computed at statutory rates to the reported income tax provision is provided below:

	2010	2009	2008
Expressed in Canadian dollars	$	$	$

Statutory tax rate	28.50%	30.00%	31.00%

Loss before taxes	2,776,979	2,256,054	2,610,952

Income tax recovery calculated at statutory rate	791,439	676,816	809,395

Non-deductible expenditures	(185,910)	(110,776)	(283,210)
Effect of differences in income tax rates	(86,807)	133,972	134,440
Effect of mineral property write-off	-	-	103,185
Items included in equity and other	381,144	(40,094)	213,768
Change in valuation allowance	(899,866)	(264,021)	(525,875)
FUTURE INCOME TAX RECOVERY	-	395,897	451,703

c.	Future income tax liability

Temporary differences arising from the difference between the tax basis and the carrying amount of the Company’s mineral properties is used to calculate the future income tax liability of $12,472,501 (2009 - $9,661,846).

Future income tax liability is measured using tax rates and laws that are expected to apply when the differences are expected to reverse.

Western Copper Corporation	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
An exploration stage company	YEAR ENDED DECEMBER 31, 2010

d.	Future income tax assets

Future income tax liabilities and future income tax assets offset if they relate to the same taxable entity and the same taxation authority. Future potential tax deductions that are not used to offset future income tax liabilities are considered to be future income tax assets.

The significant components of the Company’s future tax assets are as follows:

	2010	2009
Expressed in Canadian dollars	$	$

Mineral property interests	2,143,072	2,171,208
Non-capital losses	2,029,201	1,417,476
Other temporary differences	534,658	218,381
Future income tax assets	4,706,931	3,807,065

Valuation allowance	(4,706,931)	(3,807,065)
FUTURE INCOME TAX ASSETS, NET	-	-

The Company estimates that the realization of income tax benefits related to these future potential tax deductions is uncertain and cannot be viewed as more likely than not. Accordingly, a valuation allowance in the amount of the potential future benefit has been recorded and no net future income tax asset has been recognized.

15.	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

Western Copper prepares its consolidated financial statements in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”), which differ in certain material respects from those principles that the Company would have followed had its financial statements been prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”). The effects of significant measurement differences between Canadian and US GAAP are described below.

a.	Balance Sheets

As at December 31,	2010	2009
Expressed in Canadian dollars	$	$

Mineral properties - Canadian GAAP	85,330,161	72,790,644
Cumulative exploration expenditures written off under US GAAP	(37,992,824)	(25,453,307)
Future income tax effect of cumulative exploration expenditures written off under US GAAP	(312,960)	(312,960)

MINERAL PROPERTIES - US GAAP	47,024,377	47,024,377

Future income tax liability – Canadian GAAP	12,472,501	9,661,846
Cumulative adjustments under US GAAP	(7,344,699)	(3,772,304)

FUTURE INCOME TAX LIABILITY – US GAAP	5,127,802	5,889,542

Western Copper Corporation	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
An exploration stage company	YEAR ENDED DECEMBER 31, 2010

As at December 31,	2010	2009
Expressed in Canadian dollars	$	$

Shareholders’ equity - Canadian GAAP	95,664,251	76,116,921
Cumulative exploration expenditures written off under US GAAP	(37,992,824)	(25,453,307)
Cumulative future income tax recovery adjustment under US GAAP	7,031,739	3,459,344
Flow-through share premium	-	(685,000)

SHAREHOLDERS’ EQUITY - US GAAP	64,703,166	53,437,958

b.	Statements of Loss, Comprehensive Loss and Deficit

For the years ended December 31,	2010	2009	2008
Expressed in Canadian dollars	$	$	$

Loss and comprehensive loss – Canadian GAAP	2,776,979	1,860,157	2,159,249
Mineral property write-off under Canadian GAAP	-	-	(405,001)
Exploration expenditures for the period under US GAAP	12,539,517	6,995,434	8,727,133
Future income tax recovery under Canadian GAAP	-	395,897	451,703
Future income tax recovery under US GAAP	(1,446,740)	(1,683,289)	(1,841,597)

LOSS AND COMPREHENSIVE LOSS – US GAAP	13,869,756	7,568,199	9,091,487

Loss and diluted loss per common share	0.17	0.10	0.12

Weighted average number of common shares outstanding	81,128,926	74,897,792	72,792,941

Deficit – US GAAP, beginning of year	50,050,756	42,482,557	33,391,070
Loss and comprehensive loss	13,869,756	7,568,199	9,091,487

DEFICIT – US GAAP, END OF YEAR	63,920,512	50,050,756	42,482,557

c.	Statements of Cash Flow

For the year ended December 31,	2010	2009	2008
Expressed in Canadian dollars	$	$	$

Cash provided by (used in) operating activities – Canadian GAAP	(2,339,148)	(1,793,475)	(1,735,717)
Adjustment for mineral properties and deferred exploration under US GAAP	(12,475,486)	(6,539,009)	(8,573,293)

CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES – US GAAP	(14,814,637)	(8,332,484)	(10,309,010)

Western Copper Corporation	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
An exploration stage company	YEAR ENDED DECEMBER 31, 2010

For the year ended December 31,	2010	2009	2008
Expressed in Canadian dollars	$	$	$

Cash provided by (used in) financing activities – Canadian GAAP	24,784,204	8,956,411	500
Gross proceeds received from issuance of flow- through units	-	(9,375,000)	-

CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES – US GAAP	24,784,204	(418,589)	500

Cash provided by (used in) investing activities – Canadian GAAP	(24,250,489)	(8,764,009)	(16,954,526)
Adjustment for mineral properties and deferred exploration under US GAAP	12,475,489	6,539,009	8,573,293
Gross proceeds received from issuance of flow- through units	-	9,375,000	-

CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES – US GAAP	(11,775,000)	7,150,000	(8,381,233)

d.	Current differences in accounting principles

	i)	Mineral property expenditures

Mineral property exploration expenditures are accounted for in accordance with Canadian GAAP as disclosed in note 2.

For US GAAP purposes, exploration expenditures relating to mineral properties for which commercial and legal feasibility has not yet been established and administrative expenditures are expensed as incurred. The Company expenses development costs until proven and probable reserves are determined and substantially all required permits are obtained.

Mineral property acquisition costs, including periodic option payments, and development expenditures incurred subsequent to the determination of the feasibility of mining operations are deferred until the property to which they relate is placed into production, sold, allowed to lapse or abandoned, or when impairment in value has been determined to have occurred.

	ii)	Flow-through shares

In 2009, the Company completed two private placements of flow-through units. For Canadian GAAP purposes, the Company records the proceeds of the issuance of flow-through shares as described in note 2.

Under US GAAP, the gross proceeds from the issuance of flow-through shares need to be allocated between the offering of the flow-through shares and any premium paid for the implied tax benefit received by the investors as a result of the flow-through shares. The calculated tax benefit is recognized as a liability until the Company renounces the expenditures, at which point the liability is reversed and is recorded as a tax recovery on the statement of loss. At December 31, 2010, this liability was $nil (2009 - $685,000).

Western Copper Corporation	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
An exploration stage company	YEAR ENDED DECEMBER 31, 2010

US GAAP also requires that the portion of the gross proceeds from flow-through shares not yet spent by the Company be considered restricted cash, as the funds are required to be expended on exploration in Canada in order to satisfy the requirements of the renouncement to the investors. At December 31, 2010 this amount was $nil (2009 - $5.91 million).

e.	Recent accounting pronouncements under US GAAP

	i)	ASU 2010-09 Topic 855 - Subsequent Events

Amends ASC 855 to address certain implementation issues, including (1) eliminating the requirement for SEC filers to disclose the date through which it has evaluated subsequent events, (2) clarifying the period through which conduit bond obligors must evaluate subsequent events, and (3) refining the scope of the disclosure requirements for reissued financial statements. The amendments to ASC 855 made by ASU 2010-9 are effective upon issuance for entities other than conduit bond obligors. This rule is effective for years ending June 15, 2010 or later.